UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Connection Publishing, LLC

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Utah

Date of organization:
July 5, 2016

Physical address of issuer:
163 W. Lomond View Dr.
North Ogden, Utah 84414

Website of issuer:
https://www.connectionpub.com/

Name of the intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 2% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Membership Units

Target number of securities to be offered:
50,000

Price (or method for determining price):
$1.00

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$600,000

Deadline to reach the target offering amount:
March 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	22,064	24,381
Cash & Cash Equivalents	770	11,083
Accounts Receivable:	21,294	13,298
Short-term Debt:	34,922	29,440
Long-term Debt:	0	0
Revenues/Sales	305,370	194,238
Cost of Goods Sold:	36,318	9,071
Taxes Paid:	726	0
Net Income:	25,453	34,704

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the publishing and media industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the publishing and media industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the publishing and media industry;
- growth of, and risks inherent in, the publishing and media industry in the United States;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Connection Publishing, LLC shall include any joint venture in which Connection Publishing, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Connection Publishing, LLC.

"Company " means Connection Publishing, LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Connection Publishing, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Membership Unit Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Membership Units of Connection Publishing, LLC.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Connection Publishing, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Melissa Spelts   **Dates of Service:** July 2016

Principal Occupation:
Director and Owner of Connection Publishing, LLC

Melissa Spelts grew up in Northern Utah her father was an entrepreneur with his own business in Brigham City. She watched as he built a business and worked for him on several occasions. She was also fired a couple of times because she let her teenage interests come before her job and she learned some valuable lessons because of her father's leadership. She attended school at Ricks College in South Eastern Idaho and married Ryan in 1999.

Her early career was in administrative assisting at businesses in her new home of Las Vegas. She eventually was hired a the assistant to the CEO of Cumorah Credit Union. There she was in charge of helping the CEO complete anything he needed but was also put in charge of several company-wide initiatives like a Health and Wellness reward program and New Hire training.

Melissa then started a family and decided to shift her focus from a career path to that of a mother raising 5 children. During this time Melissa developed an allergy to sugar and was forced to change her diet and struggled to find a diet that would work for a girl who had a sweet tooth but couldn't eat traditional treats. She and her two sisters developed a blog where they started discovering and sharing desserts with people who were struggling with sugar in their diet. During this time she purchased her first high-end camera and started taking pictures of food for her blog.

Melissa also developed an interest in photography in general and started developing those skills. These two focuses did not fully reveal their importance until 2016 when Melissa and Ryan decided to create a city newsletter for their community of North Ogden. These skills she had developed lent so naturally to the needs of publishing a magazine that it is almost as if they were meant to be. She also has a uniquely creative mind that is responsible for many of the stories told each month in the publications.

Name: Ryan Spelts   **Dates of Service:** July 2016

Principal Occupation:

CEO of Connection Publishing, LLC

Ryan Spelts grew up in Las Vegas. He went to school for a degree in Business Management and made a career as a sales professional and sales manager. He stumbled into a sales career where he found that he was quite good a selling and leading salespeople.

In an early career at Cutco Kitchen knives, he was responsible for over $3 Million in sales of cutlery and then worked as a mortgage professional and then worked in advertising sales for a local magazine in Las Vegas before the economy crashed in 2007 and the magazine went out of business.

After moving to Utah with his family, he was hired as the Director of Sales at Living Scriptures a local direct sales company and he was responsible for nearly $19 Million in sales during his 7-year career. When Living Scriptures was reorganizing due to a shift in movie watching patterns and went entirely online, Ryan started doing some consulting for other sales companies.

Ryan, with Melissa, decided that they would seek to start a magazine for their community of North Ogden, which they initially viewed a side gig. When sales increased and other cities started contacting them to bring this unique product to their communities, the company grew and Ryan's experience as a sales manager has been greatly beneficial.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Melissa Spelts   **Dates of Service:** July 2016

Principal Occupation:
Director and Owner of Connection Publishing, LLC

Melissa Spelts grew up in Northern Utah her father was an entrepreneur with his own business in Brigham City. She watched as he built a business and worked for him on several occasions. She was also fired a couple of times because she let her teenage interests come before her job and she learned some valuable lessons because of her father's leadership. She attended school at Ricks College in South Eastern Idaho and married Ryan in 1999.

Her early career was in administrative assisting at businesses in her new home of Las Vegas. She eventually was hired a the assistant to the CEO of Cumorah Credit Union. There she was in charge of helping the CEO complete anything he needed but was also put in charge of several company-wide initiatives like a Health and Wellness reward program and New Hire training.

Melissa then started a family and decided to shift her focus from a career path to that of a mother raising 5 children. During this time Melissa developed an allergy to sugar and was forced to change her diet and struggled to find a diet that would work for a girl who had a sweet tooth but couldn't eat traditional treats. She and her two sisters developed a blog where they started discovering and sharing desserts with people who were struggling with sugar in their diet. During this time she purchased her first high-end camera and started taking pictures of food for her blog.

Melissa also developed an interest in photography in general and started developing those skills. These two focuses did not fully reveal their importance until 2016 when Melissa and Ryan decided to create a city newsletter for their community of North Ogden. These skills she had developed lent so naturally to the needs of publishing a magazine that it is almost as if they were meant to be. She also has a uniquely creative mind that is responsible for many of the stories told each month in the publications.

Name: Ryan Spelts **Dates of Service:** July 2016

Principal Occupation:
CEO of Connection Publishing, LLC

Ryan Spelts grew up in Las Vegas. He went to school for a degree in Business Management and made a career as a sales professional and sales manager. He stumbled into a sales career where he found that he was quite good a selling and leading salespeople.

In an early career at Cutco Kitchen knives, he was responsible for over $3 Million in sales of cutlery and then worked as a mortgage professional and then worked in advertising sales for a local magazine in Las Vegas before the economy crashed in 2007 and the magazine went out of business.

After moving to Utah with his family, he was hired as the Director of Sales at Living Scriptures a local direct sales company and he was responsible for nearly $19 Million in sales during his 7-year career. When Living Scriptures was reorganizing due to a shift in movie watching patterns and went entirely online, Ryan started doing some consulting for other sales companies.

Ryan, with Melissa, decided that they would seek to start a magazine for their community of North Ogden, which they initially viewed a side gig. When sales increased and other cities started contacting them to bring this unique product to their communities, the company grew and Ryan's experience as a sales manager has been greatly beneficial.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Melissa Spelts	1,944,000	81%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$600,000**
Less: Offering Expenses		
Portal Fee	$1,000	$12,000
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$47,250**	**$586,250**
Hire social media specialists	$15,000	$85,000
Hire onsite writers / story finders	$10,000	$75,000
Hire sales persons	$10,000	$75,000
Open additional cities	$0	$100,000
Setup centralized office location	$0	$35,000
Marketing	$5,000	$55,000
Professional Fees and Legal Expenses	$3,000	$25,000
Working Capital & Reserves	$4,250	$136,250

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Membership Unit Subscription Agreement by signing it electronically.

2. Once the Membership Unit Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
   https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000
Maximum Target	$600,000
Pre-money Valuation	$2,400,000
Equity Offered	2.04% - 20%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Mar 2020

Unit Price $1.00

Units Offered
50,000 - 600,000

Units Issued After Offering
2,450,000 - 3,000,000

Please also refer to Appendix C - Membership Unit Subscription Agreement.

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units	10,000,000	2,400,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Membership Units

For valuation of our membership units offered in this offering, Connection Publishing used the management's forecasts and applied two valuation methods, the first based on *revenue multiple valuation* and the second based on *earnings multiple valuation*.

In the first case based on revenue multiple valuation, we calculated the implied enterprise value by applying a multiple of 3.5x to the management's estimate of its calendar year 2019 revenue of $650,000.

In the second case based on earnings multiple valuation, we calculated implied enterprise value by applying a multiple of 30x to the management's estimate of its calendar year 2019 net profit of $80,000.

Here is the sales and net profit figure in the 2017 and 2018 and hence we project our sales in 2019:



Sales and Net Profit of Connection Publishing, LLC

In each case, the multiples were selected by the management utilizing its judgment and experience after the consideration of the business trend and the expected fund raised in this offering and based on the fact that our magazines range from 32-64 pages and typically feature 40-50% advertising. Ads average just under $400 per ad per month. (Ad prices are determined by the distribution of the magazine) At an average value of $1100 a page, this means there is a potential of $15,000 to $35,200 in monthly revenue per magazine with an average of $10,000 in hard print, postage and design costs for each magazine.

The implied enterprise values from the two valuation methods are described as follows:

Valuation Methods	Projected Financials	Multiples	Implied Enterprise Values	Per Membership Unit Value
Revenue Multiple Valuation	*$650,000 (revenue)*	*3.5*	*$2,275,000*	*$0.948*
Earnings multiple Valuation	*$85,000 (net profit)*	*30*	*$2,550,000*	*$1.063*

The above valuation analyses resulted in implied value per membership unit of $0.948 for the first case and $1.063 for the second case.

Therefore, we priced our membership units in this offering by taking the mean of the above two values, which is $1.0055 or $1.00 after rounding.

Although the multiples used above are generally higher than the industrial average, we believe they are reasonable for our situation as we are in the startup stage and our growth momentum is higher than established print media companies.

Investors should be cautious that we did not obtain an independent appraisal opinion on the valuation of the Membership Units. The Membership Units may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

Methods for how the securities may be valued by the issuer in the future:
Apart from the above valuation methods, Connection Publishing will consider performing other valuation analyses including *Leveraged Buyout Analysis*, *Discounted Equity Analysis* and *Discounted Cash Flow Analysis* in the future when offering new membership units or securities.

In valuing new membership units or securities in the future, the Issuer may review and analyze certain relevant precedent merger and acquisition transactions involving companies that are comparable to Connection Publishing.

Also, the Company may employ independent professional valuers to perform valuations of the securities to be issued by the Company in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Company has a line of credit balance of $29,440 for the period ending December 31, 2017 and a balance of $33,434 for the period ending December 31, 2018. The interest rate is a 2.8% fixed rate and there is no required repayment schedule.

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer didn't conduct any exempt offerings within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

       a. any director or officer of the issuer;

       b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

       c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

       d. any immediate family member of any of the foregoing persons.

The Company does not have any such transactions to report.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Connection Publishing, LLC (the Company) is an LLC which began operations during the 2016 calendar year.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

The Company contracts with cities to become the official magazine provider. These magazines are designed to replace the city newsletters. The Company sells advertising space within the magazines to earn additional revenue. The Company is currently working with 4 cities. The Company operates in the following industry classification codes: NAICS 511120 Magazine Publishing. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Review of Operation

Revenues
Revenues in 2018 increased $111,132, or 57% to $305,370, compared to $194,238 in 2017. The increase was primarily due to the growth of our advertising revenues.

Cost of Goods Sold and Operating Expenses
Cost of Goods Sold
Our cost of goods sold consists primarily of expenses associated with the delivery and distribution of our products.

Cost of goods sold in 2018 increased $27,247 to $36,318, or 300% compared to $9,071 in 2017.

Operating Expenses
Our major expenses include costs in autos, contractor expenses, legal & professional fees, payrolls expenses, shipping & postage, software, and stationery and printing.

Total operating expenses in 2018 were $243,599, increased $93,136 , or 62% compared to $150,463 in 2017. The increase was primarily due to increased expenses in stationery and printing, payroll and costs in autos.

Net Income

Net income for the 12 months ended December 31, 2018 was $25,453, decreased 27% compared to $34,704 in 2017. The decrease in our net income is primarily due to an increase in our operating expenses which offset the growth of our sales during the period.

Cash flows

In 2018, the cash flow generated from operating activities was $18,945, versus $22,599 in 2017, primarily due to a decrease in our net income. We didn't record any cash flow in investing activities in both 2018 and 2017. Cash flow used by financing activities was $29,258 in 2018, versus $13,671 in 2017, due to an increase in partner distributions.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $770 as of December 31, 2018, compared to $11,083 a year earlier. The reduction of our cash level primarily reflects the increase in partner distributions in 2018.

Liabilities

The Company has a line of credit balance of $29,440 for the period ending December 31, 2017 and a balance of $33,434 for the period ending December 31, 2018. The interest rate is a 2.8% fixed rate and there is no required repayment schedule.

How We Plan To Fund Our Future Operations

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceed of this offering will significantly improve our financial condition and liquidity, and will allow us to expand our business in the coming 1-2 years, though we believe the proceed of this offering does not affect the viability of our business as we believe the cash generated from operations is sufficient to finance our ongoing operations, as we did in the past. But investors should be aware that our past records are not representative of the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

Outlook in 2019

In 2019, the Company will continue to expand innovative business models, and further expand and improve the transformation and upgrade from print media to digital media. At the same time, we will strive to build a new media business model by combining print, digital and social media, thereby bringing new opportunities and growth points to the Company in 2019.

We will continue to strengthen our 3 customer segments:

1. The City: continue to maintain a positive working relationship with the city administration and officials.

2. Our Readers: By focusing on the stories and values that matter most to our communities we create great engagement.

3. Our Advertisers: We seek to make and maintain a relationship with each of our advertisers to maximize their investment in advertising. Most of our advertising customers are developed through cold calling both on the phone and through door-to-door canvassing to businesses. Direct sales are at the heart of our operation. We also get call-in's from residents who own businesses and want to advertise in the publication.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.connectionpub.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Melissa Spelts

_____
[Signature Code: cUt1N3QB16MhrBe_VVWwcT2NWjmve78FA-Td3kiKeXywoKlPatB4GspI5xklO_UfVy19QcDhbct3AJ4dwon07Ct-B1OzbqbG_PoO2JGC5fY4sKeLINWluQ]

Melissa Spelts
Director and Owner
Connection Publishing, LLC
Date: 13 May 2019

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Connection Publishing is a community magazine company that partners with cities to replace the traditional city newsletter with a full-featured, full-color news magazine. We partner with the city becoming their official magazine, carrying their official city news and adding to that fun and engaging human interest stories from the local community. We highlight outstanding students, local hiking trails, monthly recipes and local history in each month's magazines. This provides a hyper-local focused magazine for the communities we serve while also providing a source for local businesses to advertise their products and services.

Connection Publishing is an LLC owned by Melissa and Ryan Spelts. Melissa owns 81% while her husband Ryan owns 19%.

Company Description - Nature of Business

Melissa and Ryan Spelts set with an initial goal to create more connection in their lives and the lives of their community. Cities struggle to effectively communicate all that they are working on and accomplishing for their constituents. Today's communities also struggle to form a sense of "community" often community members feel alienated and don't even know their neighbors. By having a place where people can turn to so they can learn about the good that is happening within their city and with their neighbors, community connection occurs. The magazines are funded by advertising funds.

Currently, our business is operated out of a home office. Most of our employees work virtually from their homes as well.

Mission Statement and Core Values:
WE CREATE CONNECTION
CONNECTION:
  Community
- Give voice to city governments to highlight the work they are doing for their constituents.
- Showcase community members talents, accomplishments and favorite things.
- Connect communities to their history.
- Connect the community with fun and interesting things to do.

  Team Members
- Foster better relationships by improving quality time with loved ones.
- Connecting with our purpose. Live a purpose-driven life.

  Businesses
- Help local businesses connect with the communities we serve.

CREATION:
  Encourage creativity among our team, community and businesses.
  Team Members
- Find the best and most effective ways to do great work and get work done so we can create great products.
- Listen to the creative ideas of our team to create a world-class organization.
- Create a great product that builds a following through positive, community-focused content and interaction.
- Tap into our inner creative, we were born to create.

- Create an environment where we can improve - Skills (get better, learn), Ourselves (Team), Finances (Become self sufficient), Spirituality and Health.

Community
- Creative Contests so we can showcase community creations.
- Highlight students and give them an opportunity to contribute.
- Encourage contribution from the community.

Businesses
- Help businesses create dynamic and engaging advertisements that help them get the exposure they need in the community.
- Encourage businesses to be part of the community and share what they have created. As well as humanize the businesses and their owners/ teams.

Product and Service:

Community: Each of the cities we serve is benefited by being able to show the accomplishments of their city. We also highlight calendar of local events and fun things to do. We highlight local businesses, historical sites and stories and highlight top performing students. We also write about local outdoor activities and community-submitted recipes.

Storytelling is one of our most powerful tools. We tell the positive stories of the local community. Its local history, its local community highlights and any interesting story that makes a community great.

Each city is given space to communicate their news. They provide the information and we lay it out professionally. They cover topics such as a Mayor's Message, Employee of the Month, Upcoming Recreation activities, City announcements and civil improvements. Our other sections include **Local Focus** (Precious Pets, Community History, Students of the Month, Community Calendar), **Food** (Recipes, restaurant reviews), **Business** (Sponsored editorials and Advertiser Spotlight) **Outdoor** (Hikes, outdoor activities and seasonal activities) We also feature a community contest monthly that allows people from the community to get involved and even win cash prizes.

Cities: City governments are given a medium to communicate their accomplishments and to partner with a privately owned publication that takes most of the financial obligation and a majority of the personnel man-hours in assembling and publishing a city newsletter. They are given a better format and a way to communicate their news and information to the community.

Businesses: Local businesses are able to benefit from having a way to connect with the community through a local source that encourages and promotes the feeling of home that we all crave. From as little as $200 a month to $1500 a month for a premium advertising spot. We offer advertising contracts at 3, 6, 12, 24 and 36 month advertising agreements with discounts up to 20% off for longer term agreements.

With the changing times and communication moving more and more toward electronic sources and social media, we offer our content through any source that our potential readers might want. We publish all of our content for each city in a print magazine (still our most powerful source), a digital magazine (for a magazine experience on a tablet or computer), and a mobile responsive website which we then co-promote content and contests through social media platforms. That way our readers can consume our content and be exposed to our advertisers in any way they prefer.

Our current magazines and websites are
North Ogden Connection - northogdenconnection.com
Pleasant View Connection - northogdenconnection.com
Syracuse Connection - syracuseconnection.com
Roy Connection - royconnection.com

Market Analysis

Print advertising has long been a great way for local businesses to reach a target market for a reasonable cost. The key to local marketing is to be part of something that has a high level of engagement and community tie-ins. Though some forms of print media have struggled in recent years, hyper-local news publications like our magazines have made great strides in smaller communities across the nation.

N2 Publishing was started in 2004 with around $300,000 in sales in 2005 and over $126mm in 2016. They have over 900 communities that they produce magazines for. They do not team up with cities to become an official source and are currently offering franchises nationwide.

Best Version Media is another locally focused magazine company that has seen tremendous growth over the past 10 years. They focus on a direct sales approach of hiring independent sales people to sell advertisements in their publications. They often focus on teaming up with Home Owners Associations for high-end affluent communities.

Locally here in Utah, we have Home Town Values magazines which have provided a local advertising source for most of the Wasatch Front for the past 20 years. They are 100% advertisements and are viewed as coupon books.

We are positioning ourselves as a perfect combination of hyperlocal content driven magazines that also provides an opportunity for cities to better communicate and for businesses to advertise.

We have been approached preliminarily by multiple cities expressing interest in what we are providing for our communities. Our growth for cities has been 100% organic. We have never had to reach out to a single city other than our first, cities have approached us. Our projection is that there are 20 cities in Northern Utah alone that would fit our model and would benefit from having our publication represent their city. We are poised for great growth as long as we can put together the right team and systems.

Organization and Management

Melissa is creative and is the source of much of the content in the magazines. She is the city liaison and oversees the gathering of community information and writes our history stories and many of our other stories and recipes. She is a photographer and has been responsible for most of our cover photos. She also currently manages our social media pages.

Ryan Spelts is a 20 year sales and management veteran. Having run sales forces and small companies leading them to growth and expansion. He has a unique ability to drive sales and to build relationships. He was responsible for 3.5 million in annual sales at his last company and managed a 4% budget for the organization and a sales team of 6 region managers and about 50 salespeople. As of September 2017 Ryan started working full-time for Connection Publishing. Ryan is also a writer and self-taught graphic designer.

Kristina Case is our Lead Graphic Designer. With 15+ years of magazine development and design. http://kristina-case-design.squarespace.com/ She is responsible for the overall look and professional design of the magazine. She oversees the design and artwork of all of our magazines.

We also have several sales, graphic design and writing professionals who are helping us grow our company on a part-time basis (see our team bio for more info). We are consistently approached by readers of the magazine to either volunteer or inquiring if we are hiring because they love the magazines.

Product Line

We sell a full line of display ads, online ads, articles and social media videos. Display ads are either Full Page, Half Page, 1/4 page and 1/8 page ads. We also do graphic design for our advertisers and sell

display ads on our websites. Prices range from roughly $200-$1500 a month. We currently range from 50-75 advertisers per month and growing.

Advertising Rate Card



CONNECTIONPUBLISHING

Official City Magazines, Websites and Social Media Pages.

Home Of
North Ogden Connection
Pleasant View Connection
Syracuse Connection
Roy Connection

801-624-9652 | www.connectionpub.com

Ad Dimensions

Full Page w/ Bleed 8.25"(w) x 10.25"(h)
Live Space 7.25" x 9.25"
Full Page without Bleed 7.25"(w) x 9.25"(h)

1/2 Page Ad 7.25"(w) x 4.5"(h)

1/4 Page Ad 3.5"(w) x 4.5"(h)

1/8 Page 3.5" (w) x 2.25" (h)

Sponsored Editorial Only
1/4 Page Horizontal 7.25" (w) x 2.25" (h)

Online Ads
Varies on ad type see rep for details.
Automatic Social Posts



File Type

Print Ready .PDF
Submit@connectionpub.com

Monthly Print Prices

North Ogden & Pleasant View Connection

	Retail	3x Rate 5%	6x Rate 10%	12x Rate 15%	24x Rate 20%
1/8	$225	$214	$203	$192	$180
1/4	$350	$333	$315	$298	$280
1/2	$550	$523	$495	$484	$440
Full	$860	$817	$774	$731	$688
Cover (limited)	$1250	$1140	$1080	$1020	$960
Spread (2 page)	$1610	Sponsored Ed.	$650		

Reach
North Ogden & Pleasant View
Population: 30,00
Of Homes: 12,000
Owner Occupied: 88%
Average Income
N.O. - $87K
P.V. - $91K

Roy Connection

	Retail	3x Rate 5%	6x Rate 10%	12x Rate 15%	24x Rate 20%
1/8	$225	$214	$203	$192	$180
1/4	$350	$333	$315	$298	$280
1/2	$550	$523	$495	$484	$440
Full	$860	$817	$774	$731	$688
Cover (limited)	$1250	$1140	$1080	$1020	$960
Spread (2 page)	$1610	Sponsored Ed.	$650		

Reach
Roy
Population: 40,000
Of Homes: 13,500
Owner Occupied: 82%
Average Income: $70K

Syracuse Connection

	Retail	3x Rate 5%	6x Rate 10%	12x Rate 15%	24x Rate 20%
1/8	$165	$157	$149	$140	$132
1/4	$250	$238	$225	$212	$200
1/2	$450	$428	$405	$383	$360
Full	$650	$618	$585	$553	$520
Cover (limited)	$1000	$950	$900	$850	$800
Spread (2 page)	$1250	Sponsored Ed.	$550		

Reach
Syracuse
Population: 27,000
Of Homes: 8,500
Owner Occupied: 91%
Average Income: $91K

Online Display Ads
$150-$500/ mo
Many options available see rep. for details

Ad Design
FREE
Professionally designed display ad including a custom online ad
Other Graphic Design $25/hr

Business Beat
$150
A spotlight article written about you and your business

Social Media Event Promo
$100
3-5 posts about an upcoming events (boost extra)

Social Contest
$150/ area
Includes $30 boost
2x $50 prize value per area required

Brand Ambassador
$800
2 month partnership Includes pro video and photos. One time endorsement - $75

Social Video
$350
Shot on iPhone on location for social media use (2 min video)

Art Contest
$300
Our 2nd biggest Contest advertiser also provides 2x $100 gift cards per area for winners (March)

Photo Contest
$300
Our biggest contest advertiser also provides 2x $100 gift cards per area for winners (September)

Pro Tip
$200/mo
Must be paired with print ad of 1/4 page or greater. Bi-weekly social educational video (6 mo. minimum)

Student of the Month
$150/ mo Sponsor and honor our students of the month

Professional Video
$500 Professional videographer and equipment (2-4 min video)

Marketing and Sales

We view ourselves having 3 customers. 1. The City: We work to maintain a positive working relationship with the city administration and officials. 2. Our Readers: By focusing on the stories and values that matter most to our communities we create great engagement. 3. Our Advertisers: We seek to make and maintain a relationship with each of our advertisers to maximize their investment in advertising.

Most of our advertising customers are developed through cold calling both on the phone and through door-to-door canvassing to businesses. Direct sales are at the heart of our operation. We also get call-in's from residents who own businesses and want to advertise in the publication.

Projections of Our Advertising
We typically add 2-5 new advertisers per month. January - March are the slowest months for advertising while November and December have the highest demand.

Ads are paid each month before we go to print. If an advertiser does not pay, their ad will be pulled from publication until past invoices are paid.

Financial Projections and Funding Request
Magazines range from 32-64 pages and typically feature 40-50% advertising. Ads average just under $400 per ad per month. (Ad prices are determined by the distribution of the magazine) At an average value of $1100 a page, this means there is a potential of $15,000 to $35,200 in monthly revenue per magazine with an average of $10,000 in hard print, postage and design costs for each magazine. In 2017 we did 194,238 in sales, last year we did $305,370 in sales and project $650,000 in sales for 2019.

Immediate Growth Opportunities and Needs Planned Use of Funds:
We are seeing tremendous growth in Social Media video demand. We would like to hire social media specialists who can run our social media pages and that has video creating experience. We would like to expand our social media product offering. This will likely include two people that handle all that we do on social for all three current locations and future locations.

We would also plan to hire an onsite writer/ story finder in each city so our stories stay hyperlocal. We like to hire stay at home moms who are tied into the communities. Each city should have one on a part-time basis. They would also be a liaison for gathering news and calendar information from each city.

We would also like to expand the duties of our current graphic designer and make her the Managing editor over content and ads. She has vast experience and we would like her role to be much more than graphic design.

We also need more salespeople. The more time we have out canvasing and selling the higher the revenue will be for our magazines. We need one additional salesperson now and will also need a marketing manager who will oversee finding new areas for additional magazines as we grow.

We will eventually need a centralized office location where creatives and writers can meet and we can hold sales meetings and trainings. Estimated $800-1500 a month plus, utilities and furniture $5000.

As we grow we will be able to leverage the current assets we have in place and expand on the products we have already created. We hope to open two additional cities by the first quarter of 2020 and then 2 more in 2021.

We will also consider purchasing a printing press when our monthly magazine count is over 100K per month. We are currently producing 34K magazines per month.

We also want to develop a licensing approach for our growing nationwide. This will allow us to become a fulfillment company to help independent business people to start a magazine in their own town. This will take marketing and staff to handle the training and developing of business people.

General Risk Factors

Economic downturn: businesses typically spend less on advertising during economic downturns.

Management: Our current business structure is heavily dependent on the two owners Ryan and Melissa, if something were to happen to either of them it would be damaging to the business. Current hiring efforts are in order to train and cross train others on our business practices so that it is less dependent on the two owners.

Partnerships: Cities love our publications but they are run by politicians who come and go. Our contracts are for 5 years but if we were to lose a contract it would be detrimental to our growth. We could still produce the publication we just wouldn't have the clout of being the official city magazine.

Competition: There are many, many competitors in the advertising space. Google and Facebook are growing quickly and are gaining traction in the advertising space. These competitors could erode away at the overall available advertising budgets in a given community.

Financial Risk: Magazines are a labor-intensive business. Needing writers, sales and graphic design as well as large expenses like printing and postage.

Cost increase risk: It could be damaging to the business if the costs of ink and paper and postage were to increase significantly.

Taxes: If the government were to increase taxes on services it would increase the price of advertising. This could prove detrimental to overall ad sales production.

Technology risk: paradigm shifts can be disruptive. Although the demand for our print product is the greatest, if trends were to move toward more digital offerings it would be a challenge to our business. We attempt to offer our content in multiple platforms (Print, Digital, Online, Social) but trends could change to demand for print over time.

Operational Risk: Administrative support demand will be great as we grow to more magazines. There will be large amounts of need for each magazine from writers, designers and support staff.

Environmental risk: The cost of unsustained paper use could be bad for the print industry in general. Magazines could be viewed by some as an environmental hazard. We will seek to use responsible paper suppliers who manage their paper use carefully and replant their sources.

Competitive risk: there are no patents on our approaches, we have a great niche with being a cities official magazine but there is nothing from stopping someone from copying our ideas. The biggest advantage we have is that the cost of entry is high however it is not impossible for someone to start their own.

Appendix B - RISK FACTORS

General Risk Factors

Economic downturn: businesses typically spend less on advertising during economic downturns.

Management: Our current business structure is heavily dependent on the two owners Ryan and Melissa, if something were to happen to either of them it would be damaging to the business. Current hiring efforts are in order to train and cross train others on our business practices so that it is less dependent on the two owners.

Partnerships: Cities love our publications but they are run by politicians who come and go. Our contracts are for 5 years but if we were to lose a contract it would be detrimental to our growth. We could still produce the publication we just wouldn't have the clout of being the official city magazine.

Competition: There are many, many competitors in the advertising space. Google and Facebook are growing quickly and are gaining traction in the advertising space. These competitors could erode away at the overall available advertising budgets in a given community.

Financial Risk: Magazines are a labor-intensive business. Needing writers, sales and graphic design as well as large expenses like printing and postage.

Cost increase risk: It could be damaging to the business if the costs of ink and paper and postage were to increase significantly.

Taxes: If the government were to increase taxes on services it would increase the price of advertising. This could prove detrimental to overall ad sales production.

Technology risk: Paradigm shifts can be disruptive. Although the demand for our print product is the greatest, if trends were to move toward more digital offerings it would be a challenge to our business. We attempt to offer our content in multiple platforms (Print, Digital, Online, Social) but trends could change to demand for print over time.

Operational Risk: Administrative support demand will be great as we grow to more magazines. There will be large amounts of need for each magazine from writers, designers and support staff.

Environmental risk: The cost of unsustained paper use could be bad for the print industry in general. Magazines could be viewed by some as an environmental hazard. We will seek to use responsible paper suppliers who manage their paper use carefully and replant their sources.

Competitive risk: there are no patents on our approaches, we have a great niche with being a cities official magazine but there is nothing from stopping someone from copying our ideas. The biggest advantage we have is that the cost of entry is high however it is not impossible for someone to start their own.

Risk Related to our Business

Our results of operations may be affected by advertising trends, economic conditions and increasing competition in the media advertising industry in the United States.
Our major source of revenue is derived from the sale of advertising spaces in our magazines. There is a positive correlation between the decrease in advertising revenue and the general economic downturns as well as regional and economic recessions. Our ability to generate advertising revenue is dependent, in part, on the level of budgets by our advertising customers, which is affected by a number of factors beyond our control, including general economic conditions, shifts in consumer purchase patterns and changes in the retail environment.

Apart from that, competition in the market from other print media, as well as from new and other types of media, could be fierce. There are a large variety of magazines and other media that are already competing with us for advertising sales. Furthermore, an increase in the variety and availability of other forms of advertising media such as television, radio, internet websites and outdoor media may increase competition of the media advertising industry. While we believe our strengths and market position have enabled us to compete with other print media and other forms of advertising media so far, we cannot give any assurance that we will be able to continue to do so as effectively in the future.

We rely on certain key management personnel and magazine production and marketing teams.
Our success is, to a significant extent, attributable to the management skill and solid experience in the media sector of our management personnel. Melissa Spelts and Ryan Spelts the founders of the Company play a significant role in our day-to-day operations. Should any of these members of the Company's senior management leave the Company and we fail to find suitable replacements, our business may be adversely affected.

In addition, we value the contribution of our teams of content production staff and designers whose market knowledge and experience, and innovative and presentation skills, which enhance the attractiveness of the contents of our magazines that ultimately attract readers with a desirable readership profile on which the demand for advertising spaces in our magazines depends. Our skilled sales and marketing staff with in-depth market knowledge and experience in the advertising industry offer integrated marketing solutions to our advertising customers. We face keen competition for skilled content production and marketing personnel with significant in-depth market knowledge and experience in the media and advertising sector. We may need to offer better remuneration package and other benefits in order to attract and retain key personnel in the future and we cannot assure you that we will be able to retain such employees. If the existing skilled content production and marketing personnel leave the Company and we encounter difficulties in recruiting or retaining competent personnel to manage our business operations, our operations and businesses may be adversely affected.

We rely on intellectual property rights protection.

In the course of conducting our business, we heavily rely on the protection of our intellectual property rights and the non-infringement of those belonging to others. We may not be able to protect our own rights or could even be found liable for having infringed third parties' rights, which might include, among others, intellectual property rights. We regard intellectual property rights such as copyright and trademarks that we use as important to the success of our businesses, and any unauthorized use of such intellectual property rights by third parties may adversely affect our businesses and reputation.

We may not be able to sustain our business growth

In order to sustain growth, we need to implement our business plans effectively, maintain experienced content production and marketing teams, manage our costs effectively and exercise adequate control and reporting systems in a timely manner. However, there is no assurance that we will continue to maintain such business growth in the future.

We may not be able to implement our strategies and future plans successfully.

We set out our business strategies under the paragraph headed Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN" in this offering statement. The successful implementation of these strategies and plans depends on a number of factors including, among other things, changes in the US media and advertising markets, the availability of funds, competition, government policies and our ability to retain and recruit competent employees. Some of these factors are beyond our control and by nature, are subject to uncertainty.

We rely on independent distributors.

We rely on distributors to distribute our magazines. Should the terms of the distribution agreements with any significant distributor or a significant number of distributors be terminated, breached or adversely varied, we may be unable to find appropriate replacement distributors in a timely manner and our businesses and operations may be adversely affected.

We generally do not enter into long-term sales contracts with our advertising customers.

Consistent with common practice in the markets in which we operate, and due to factors such as fluctuations in price and customer spending patterns in the media industry as well as our advertising customers' need for flexibility in the allocation of advertising expenditures or budgets and marketing strategies, we generally do not enter into long-term sales contracts with our advertising customers. As we do not enter into long-term contracts with our advertising customers, there can be no assurance that we will maintain or increase our advertising spaces sales to these advertising customers or other large advertising customers at current levels or at all. Any loss to other print media competitors of a significant portion of our current advertising spaces sales to these major advertising customers could have a material adverse effect on our business, financial condition and results of operations.

We face competition

The publication and advertising industries in the United States are highly competitive. We face existing and potential competition from various magazine publishers and other print media, as well as from new and other types of media, in particular, the Internet, especially in our business in the

United States where there is no significant entry barrier to the publishing business. Moreover, we consider that competition in the advertising industry is further intensified due to the growing popularisation of the Internet. Over the last decade, the Internet has become one of the most popular vehicles facilitating a variety of communication and information-sharing medium worldwide. Its growing popularity as a new medium of communication has resulted in changes in the use of traditional media. As a new medium the Internet survives, grows, competes, and prospers by providing utility or gratification to consumers and it may have effects on existing media by providing new solutions to old needs or to more contemporary needs.

Should we fail to compete with other magazine publishers and advertising companies by maintaining our competitive advantages or responding rapidly to a fast-changing business environment and readers' preferences, our operations could be adversely affected. Any increase in competition can adversely affect our market share, which may lead to price reductions in advertising and an increase in our spending on marketing activities. Any of these events could have a material adverse effect on our financial condition, operations and prospects.

Potential increase in printing costs may affect our profitability.
Paper is the essential material for the production of the Magazines; however, we did not maintain our own stock of paper in the past and in the future. In the event of any substantial increase in the price of paper in the future which consequently leads to the increase in the printing price offered by our printers, the profitability of the Company may be adversely affected since there is no guarantee that the Company can pass on all or part of the increased costs to our advertising customers and readers.

Our operations are subject to seasonality.
Advertising expenditures in the United States traditionally demonstrated a mild seasonal fluctuation. For example, January to March are the slowest months for advertising while November and December have the highest demand. We consider that our advertising revenues are sensitive to local customer spending pattern as our advertising customers are likely to place advertisements according to such seasonal shopping or spending patterns. As a result, the Company generally records higher revenue in the second half as compared to the first half of each year. Accordingly, any adverse change in the trends in seasonal shopping or spending pattern and other factors may affect the operational results of the Company.

Risk Related to the Offering

We determined the price of the Membership Units arbitrarily.
The offering price of the Membership Units has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that the price of the Units is the fair market value of the Units or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increase

its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our membership units. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our membership units, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our membership units.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
CONNECTION PUBLISHING, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Connection Publishing, LLC, a company organized and existing under the laws of the State of Utah ("Connection Publishing" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Connection Publishing has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the membership units of Connection Publishing (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

    1.1 Issue of the Units. Subject to the terms and conditions hereof, Connection Publishing hereby issues to the Subscriber, and the Subscriber hereby subscribes from Connection Publishing **[Shares Subscripted] Units**, at a Per Units Price equal to **$1.00** (the " Unit Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Connection Publishing as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Connection Publishing 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Connection Publishing and such decision is based upon a review of the Form C which has been filed by Connection Publishing with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Connection Publishing in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Connection Publishing;

c. the Subscriber acknowledges and accepts the fact the owners of the Units are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Connection Publishing;

d. Connection Publishing is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Connection Publishing from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Connection Publishing and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Connection Publishing in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Connection Publishing in connection therewith;

f. the Subscriber acknowledges that Connection Publishing has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Connection Publishing shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Connection Publishing is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Connection Publishing (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Connection Publishing is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Connection Publishing is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Connection Publishing and depends on the advice of its legal and financial advisors and agrees that Connection Publishing will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Connection Publishing; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Connection Publishing. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Connection Publishing and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Connection Publishing to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Mar 2020, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Connection Publishing shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Melissa Spelts

_____
Name: Melissa Spelts
Title: Director and Owner
Connection Publishing, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

<u>CONNECTION PUBLISHING, LLC</u>

<u>REVIEWED FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2018 & 2017</u>

BEMENT & COMPANY
Certified Public Accountants



BEMENT & COMPANY
Certified Public Accountants

39 E Eagle Ridge Dr., Ste. 200
North Salt Lake, UT 84054
Ph: 801-936-1900
Fx: 801-936-1901

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 15, 2019

Connection Publishing, LLC
North Ogden, UT 84414

We have reviewed the accompanying financial statements of Connection Publishing, LLC which comprise the balance sheets as of December 31, 2018 & December 31, 2017, and the related statements of income, change in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bement & Company

Unaudited financial statements - see accompanying notes and independent accountant's review report

CONNECTION PUBLISHING, LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018 AND DECEMBER 31, 2017

ASSETS

	December 31, 2018	December 31, 2017
Current Assets		
Cash	$ 770	$ 11,083
Accounts Receivable	21,294	13,298
Total Current Assets	22,064	24,381
Property and Equipment, net	-	-
Total Assets	**$ 22,064**	**$ 24,381**

LIABILITIES AND EQUITY

	December 31, 2018	December 31, 2017
Current Liabilities		
Accounts Payable	1,488	-
Line of Credit	33,434	29,440
Total Current Liabilities	34,922	29,440
Long-term Debt	-	-
Total Liabilities	**34,922**	**29,440**
Capital Account	(61,892)	(28,639)
Net Income (loss)	25,453	34,704
Retained Earnings	23,581	(11,123)
Total Liabilities and Equity	**$ 22,064**	**$ 24,381**

CONNECTION PUBLISHING, LLC

STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

		December 31, 2018		December 31, 2017
Revenue				
Sales	$	345,950	$	200,543
Discounts	$	(38,293)	$	(6,305)
Refunds	$	(2,287)		
Total Revenue		**305,370**		**194,238**
Cost of Sales		36,318		9,071
Gross Profit		269,052		185,167
Expenses				
Advertising		3,185		3,118
Auto		6,738		791
Bank Charges		1,399		1,638
Credit Card Processing		3,474		2,074
Charitable Contributions		-		1,218
Comissions & Fees		2,447		5,847
Contractor Expense		11,464		11,153
Dues & Subscriptions		1,801		2,003
Finance Costs		850		1,565
Insurance		954		-
Legal & Professional		6,665		10,727
Meals & Entertainment		1,796		2,782
Office Expenses		4,211		1,982
Payroll Expenses		49,171		328
Promotional		1,642		1,763
Rent or Lease		923		25
Repairs & Maintenance		384		801
Shipping & Postage		6,707		4,885
Software		7,932		2,322
Stationary & Printing		119,947		85,066
Supplies		2,565		1,872
Taxes & Licenses		726		
Training		165		155
Travel		639		1,937
Utilities		3,467		3,345
Telephone		4,348		1,940
Miscellaneous		-		1,125
Total Expenses		**243,599**		**150,463**
Net Income (loss)	$	**25,453**	$	**34,704**

Unaudited financial statements - see accompanying notes and independent accountant's review report

CONNECTION PUBLISHING, LLC

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income:	$ 25,453	$ 34,704
Adjustments to reconcile net loss to net cash used in operating activities		
Add: Depreciation	-	-
Increase in AR	(7,996)	(13,298)
Decrease in Other Current Assets		1,193
Increase in AP	1,488	
Changes in other assets and liabilities	-	-
Net cash flow from (used in) operating activities	**18,945**	**22,599**
Cash flows from investing activities		
Disposal of property and equipment	-	-
Net cash flow from (used in) investing activities	**-**	**-**
Cash flows from financing activities		
Increase (Decrease) in Line of Credit balance	3,993	(3,579)
Partner Contributions	-	4,781
Partner Distributions	(33,251)	(14,873)
Net cash flow from (used in) financing activities	**(29,258)**	**(13,671)**
Net increase (decrease) in cash	(10,313)	8,928
Cash at beginning of period	11,083	2,155
Cash at end of period	**$ 770**	**$ 11,083**

CONNECTION PUBLISHING, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

Balance at January 1, 2017	$	**(29,671)**
Partner Contributions		4,781
Partner Distributions		(14,873)
Net Income (loss)		34,704
Balance at December 31, 2017		**(5,059)**
Balance at January 1, 2018	$	**(5,059)**
Partner Contributions		0
Partner Distributions		(33,251)
Net Income (loss)		25,453
Balance at December 31, 2018		**(12,858)**

CONNECTION PUBLISHING, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND DECEMBER 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Connection Publishing, LLC (the Company) is an LLC which began operations during the 2016 calendar year. The Company is owned by the following individuals:

> Melissa Spelts 81%
> Ryan Spelts 19%

The Company contracts with cities to become to become the official magazine provider. These magazines are designed to replace the city newsletters. The Company sells advertising space within the magazines to earn additional revenue. The Company is currently working with 4 cities. The Company operates in the following industry classification codes: NAICS 511120 Magazine Publishing. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The Company has 3 employees. Melissa, Ryan, and a bookkeeper. The accounting is completed using Quickbooks Online. The Company tax returns are prepared by an outside CPA.

Accounts Receivable

The Accounts Receivable balances were $13,298 at the end of 2017 and $21,294 at the end of 2018. These balances consist of amounts due from sales where payments were not received by the Company at year end. The management reviews the collectibility of the accounts receivable on a monthly basis, and no reserve for doubtful accounts has been established. Amounts deemed uncollectible are written off using the direct write-off method. If the allowance method were used, the difference would not be expected to be material. Management considers all accounts receivable to be collectible.

Property and Equipment

There is no Property or Equipment owned by the Company. Property and equipment will be stated at cost when acquired. The Company will calculate and record depreciation and amortization using tax depreciation methods as provided in the Internal Revenue Code. Tax depreciation and amortization methods result in depreciation and amortization methods that generally range from 3 to 7 years for depreciation on a double declining and straight line basis and 15 years for amortization on a straight line basis.

With the exception of certain major items, expenditures for maintenance and repairs will be expensed as incurred. It is the policy of the Company to capitalize property and equipment expenditures greater than $300. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in net income.

Revenue Recognition

Revenue is recognized on the accrual basis and as earned.

Income Taxes

The Company operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred. Total advertising and promotion expenses for the year ended December 31, 2017 were $4,881, and $4,827 for the year ended December 31, 2018.

NOTE 2 - RELATED PARTY RECEIVABLE

The Company does not have any related party receivable balances to report.

NOTE 3 - LINE OF CREDIT

The Company has a line of credit balance of $29,440 for the period ending December 31, 2017 and a balance of $33,434 for the period ending December 31, 2018. The interest rate is a 2.8% fixed rate and there is no required repayment schedule.

NOTE 4 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued, which was March 15, 2019.